भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Securities & Exchange Commission
Division of Corp [redacted]
450, Fifth Street
Washington D.C
U.S.A.

04012283

जा. क्रमांक / No. : CO/S&B/VR/2004/ 77

दिनांक / तारीख / Date : 08.01.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

JAN 16 2004

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/74 dated the January 08, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dlw 1/22

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. :

दिनांक / तारीख / Date : FILE NO. 82-452?

CO/S&B/VR/2004/72 08.01.2004

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st December, 2003. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of of the Bank

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	18406934	3.50
FIIs		
1 Emerging Markets Growth Fund Inc.	5840100	1.11
Others(GDRs)		
1. The Bank of New York (As Depository for GDRs)	41468018	7.88
Total holding FIIs/NRIs/GDRs	102045983	19.39

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. a.a

True copy

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.

24

CLAUSE 35 : BOMBAY STOCK EXCHANGE		
REPORTING INSTITUTION	STATE BANK OF INDIA	
FOR THE QUARTER ENDED	31.12.03	
DATE OF REPORT	05.01.04	
Category	Shares Held	%to Total

A	**Promoter's Holdings**			
1	Promoters			
	- Indian Promoters		0	0.00
	- Foreign Promoters		0	0.00
2	Persons acting in Concert		0	0.00
		Sub-Total	0	0.00

B	**Non-Promoters Holdings**			
3	**Institutional Investors**			
a	Mutual Funds & UTI		28208133	5.36
b	Banks, Financial Instituions,		345119210	65.57
	Insurance Companies(Central/State			
	Govt./Non-govt. Institutions)			
c	FII's		60326725	11.46
		Sub-Total	433654068	82.40

4	**Others**			
a	Private Corporate Bodies		13624562	2.59
b	Indian Public		37136790	7.06
c	NRIs		245240	0.05
d	OCBs		6000	0.00
e	TRUST		164200	0.03
f	OTHERS (GDR'S)		41468018	7.88
		Sub-Total	92644810	17.60
		Grand-Total	526298878	100.00

SHARES & BONDS CORPORATE CENTRE MUMBAI

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